FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL
 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).  Form 3 Holdings Reported  Form 4 Transactions Reported		OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . 1.0

1. Name and Address of Reporting Person* Flannery Kevin S.	2. Issuer Name and Ticker or Trading Symbol Palatin Technologies, Inc. PTN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Palatin Technologies, Inc. 4C Cedarbrook Drive	3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year June 2002
(Street) Cranbury NJ 08512		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

*If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained this form are not required to respond unless the form displays a currently valid OMB control Number.

FORM 5 (continued)	TABLE II – Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security ( Instr.3)	2. Conver- sion or Exer- cise Price of Deriva- tive Se- curity	3. Trans- action Date (Month/ Day/ Year	4. Trans- action Code ( Instr. 8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expi- ration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Secu- rity (Instr. 5)	9. Number of Derivative Securities Benefically Owned at End of Year (Instr. 4)	10. Owner- ship of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options (right to buy)	$3.65	12/14/01	A	25,000		(1)	12/14/11	common stock	25,000	$0	25,000	D

Explanation of Responses:

(1) The option vests as to 1/12 of the total on the last of each month, starting in January 2002.

	/s/ Kevin S. Flannery **Signature of Reporting Person	August 14, 2002 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed If space provided is insufficient, see Instruction 6 for procedure.

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